Exhibit 99.2

Registrar:
Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6DA

Form of Proxy — General Meeting of Shareholders to be held on Wednesday, May 7, 2008

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Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada (video broadcast at The Thomson Reuters Building, South Colonnade, Canary Wharf, London, United Kingdom) — 12:00 p.m. (Eastern Daylight Time) / 5:00 p.m. (British Summer Time).
If you wish, you may register the appointment of a proxy for this meeting electronically using the Reference Number, Card I.D. and Account Number shown overleaf, by contacting the website www.sharevote.co.uk where full details of the procedure are given. Electronic voting through CREST is also available. In either case, the proxy appointment and instructions must be received by Equiniti Limited not later than 5:00 p.m. (British Summer Time) on May 5,2008 or, if the meeting is adjourned or postponed, no later than 48 hours before any adjourned or postponed meeting.
Notes to Proxy
1.	Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). A proxy need not be a member of Thomson Reuters PLC.

2.	In the case of joint holders of ordinary shares, only one need sign the form. The vote of the senior holder, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s). Seniority will be determined by the order in which the names stand in the register of members of Thomson Reuters PLC in respect of the relevant joint holding.

3.	Where the member is a corporation, this form must be under its common seal or signed by an officer, attorney or other person duly authorized by the corporation.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Thomson Reuters PLC to the holder.

5.	Appointing a proxy does not prevent you from attending the meeting in person if you so wish.

6.	Please indicate in the appropriate box how you wish the proxy to vote in respect of the resolutions. The proxy will exercise his discretion as to how he votes or whether he abstains from voting on any resolution if no instruction is given in respect of that resolution and on any business or resolution considered at the meeting other than the resolutions.

7.	To be effective, this form, and any letter or power of attorney under which it is executed (or a duly certified copy thereof), must be deposited at Thomson Reuters PLC’s registrars, Equiniti Limited, Aspect House, Lancing, BN99 6DA, United Kingdom not later than 5:00 p.m. (British Summer Time) on Monday May 5, 2008.
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8.	This proxy should be read in conjunction with the accompanying Notice of General Meeting of Shareholders and Management Information Circular. Information contained in or otherwise accessible through the websites mentioned in this proxy does not form part hereof, and the references to the websites are inactive textual references only.
Proxies submitted must be received by Equiniti Limited by 5:00 p.m. (British Summer Time) on May 5, 2008.
Electronic proxy appointment through CREST
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the General Meeting to be held on Wednesday May 7, 2008 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) no later than 5:00 p.m. (British Summer Time) on Monday, May 5,2008. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
Thomson Reuters PLC may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

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Reference Number	Card I.D.	Account Number

Appointment of Proxyholder
I/We being holder(s) of ordinary shares of
Thomson Reuters PLC hereby appoint:
David Thomson, or failing him W. Geoffrey Beattie, or failing him John A. Tory, all being directors of Thomson Reuters PLC	OR	Print the name of the person you are appointing if it is someone else.
as my/our proxyholder to attend, and on a poll, to vote for me/us and on my/our behalf in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and to vote at such proxyholder’s discretion with respect to any amendments to matters referred to in the accompanying Notice of General Meeting of Shareholders as well as all other matters that may properly come before the General Meeting of Shareholders of Thomson Reuters PLC to be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada (video broadcast at The Thomson Reuters Building, South Colonnade, Canary Wharf, London, United Kingdom) on Wednesday, May 7, 2008 at 12:00 p.m. (Eastern Daylight Time) / 5:00 p.m. (British Summer Time), and at any adjournment or postponement thereof.
The Board of Directors recommend that shareholders VOTE FOR items 1 to 16 below. By voting FOR the resolutions below, an equivalent vote will be cast on the corresponding matter at the parallel annual general meeting of Thomson Reuters Corporation’s shareholders through the exercise of the special voting share issued by Thomson Reuters Corporation. For every vote cast at the parallel annual general meeting of Thomson Reuters Corporation’s shareholders, an equivalent vote will be cast on the corresponding resolution at the meeting of Thomson Reuters PLC through the exercise of the special voting share issued by Thomson Reuters PLC.
Under Ontario law, shareholders of Thomson Reuters Corporation may either vote in favor of, or withhold their vote in respect of, the election of directors and the appointment of the auditors and authorization of the directors to fix their remuneration. As a result, any vote you cast against these matters at the General Meeting of Thomson Reuters PLC will be reflected as a vote withheld at the annual meeting of Thomson Reuters Corporation.
Election and Ratification of Appointment of Directors

		For	Against	Withhold			For	Against	Withhold			For	Against	Withhold
01. David Thomson	w	☐	☐	☐	06. Stephen A. Denning	w	☐	☐	☐	11. Richard L. Olver	w	☐	☐	☐
02. W. Geoffrey Beattie	w	☐	☐	☐	07. Lawton Fitt	w	☐	☐	☐	12. Vance K. Opperman	w	☐	☐	☐
03. Niall FitzGerald, KBE	w	☐	☐	☐	08. Roger L. Martin	w	☐	☐	☐	13. John M. Thompson	w	☐	☐	☐
04. Tom Glocer	w	☐	☐	☐	09. Sir Deryck Maughan	w	☐	☐	☐	14. Peter J. Thomson	w	☐	☐	☐
05. Mary Cirillo	w	☐	☐	☐	10. Ken Olisa	w	☐	☐	☐	15. John A. Tory	w	☐	☐	☐

Appointment and Ratification of Appointment of Auditors

16. The appointment of the Canadian firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters Corporation and ratification of the appointment of the UK firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters PLC and, the authorization of the Thomson Reuters board to fix the auditors’ remuneration and ratification of the authorization previously given to the Thomson Reuters board to fix the auditors’ remuneration.
For w ☐ Against w ☐ Withhold w ☐
Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above and you have appointed the Directors as your proxy, this Proxy will be voted as recommended by the Directors.
Signature(s)

Date
Quarterly Financial Statements and MD&A

Thomson Reuters quarterly financial statements and related management’s discussion and analysis (MD&A) are available at www.thomsonreuters.com.
However, if you wish to receive them by mail, please mark this box. If you do not mark this box, or do not return this form, you will not receive our quarterly financial statements and MD&A by mail.
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